UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Superconductor Technologies Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

867931404

(CUSIP Number)

October 9, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a. ☐ Rule 13d-1(b)

b. ☒ Rule 13d-1(c)

c. ☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867931404

1.	Names of Reporting Persons. Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,609,909
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,609,909
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,609,909 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.99% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 867931404

1.	Names of Reporting Persons. Daniel B. Asher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,609,909
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,609,909
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,609,909 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.99% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 867931404

1.	Names of Reporting Persons. Intracoastal Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,609,909
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,609,909
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,609,909 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.99% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a) Name of Issuer

Superconductor Technologies Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

9101 Wall Street, Suite 1300

Austin, Texas 78754

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America (“Mr. Asher”) and (iii) Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal” and together with Mr. Kopin and Mr. Asher, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483.

The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(d) Title of Class of Securities

Common stock, $0.001 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

867931404

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

(i) Immediately following the execution of the Securities Purchase Agreement with the Issuer on October 9, 2015 (the “SPA”) (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 13, 2015), each of Mr. Asher and Intracoastal may have been deemed to beneficially own 1,785,715 shares of Common Stock, and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 8.9% of the Common Stock, based on (1) 18,203,689 shares of Common Stock outstanding immediately prior to the execution of the SPA as reported by the Issuer, plus (2) 1,785,715 shares of Common Stock that were to be issued to Intracoastal at the closing of the transaction contemplated by the SPA. The foregoing excludes (I) 6,250,002 shares of Common Stock in the aggregate issuable upon exercise of warrants that were to be issued to Intracoastal at the closing of the transaction contemplated by the SPA (the “Intracoastal SPA Warrants”) because each of the Intracoastal SPA Warrants contains a blocker provision under which the holder thereof does not have the right to exercise such Intracoastal SPA Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock, (II) 1,785,715 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock, $0.001 par value per share, of the Issuer (the “Series B Preferred Stock”) that were to be issued to Intracoastal at the closing of the transaction contemplated by the SPA because the Series B Preferred Stock contains a blocker provision under which the holder thereof does not have the right to convert the Series B Preferred Stock to the extent that such conversion would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock, and (III) 491,735 shares of Common Stock in the aggregate issuable upon exercise of other warrants held by Intracoastal (collectively, the “Other Intracoastal Warrants”) because each of the Other Intracoastal Warrants contain a blocker provision under which the holder thereof does not have the right to exercise such Other Intracoastal Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock. Without such blocker provisions, each of Mr. Asher and Intracoastal may be deemed to have beneficial ownership of 10,313,167 shares of Common Stock.

(ii) Immediately following the execution of the SPA, Mr. Kopin may have been deemed to beneficially own 1,785,715 shares of Common Stock, and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 8.9% of the Common Stock, based on (1) 18,203,689 shares of Common Stock outstanding immediately prior to the execution of the SPA as reported by the Issuer, plus (2) 1,785,715 shares of Common Stock that were to be issued to Intracoastal at the closing of the transaction contemplated by the SPA. The foregoing excludes (I) 6,250,002 shares of Common Stock in the aggregate issuable upon exercise of the Intracoastal SPA Warrants because each of the Intracoastal SPA Warrants contains a blocker provision under which the holder thereof does not have the right to exercise such Intracoastal SPA Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock, (II) 1,785,715 shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock that were to be issued to Intracoastal at the closing of the transaction contemplated by the SPA because the Series B Preferred Stock contains a blocker provision under which the holder thereof does not have the right to convert the Series B Preferred Stock to the extent that such conversion would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock, (III) 491,735 shares of Common Stock in the aggregate issuable upon exercise of the Other Intracoastal Warrants because each of the Other Intracoastal Warrants contain a blocker provision under which the holder thereof does not have the right to exercise such Other Intracoastal Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock, and (IV) 345,329 shares of Common Stock in the aggregate issuable upon exercise of warrants held by Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”) (collectively, the “Cranshire Warrants”) because each of the Cranshire Warrants contains a blocker provision under which the holder thereof does not have the right to exercise such Cranshire Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock. Without such blocker provisions, Mr. Kopin may be deemed to have beneficial ownership of 10,658,496 shares of Common Stock. Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund and consequently has voting control and investment discretion over the securities held by Cranshire Master Fund described above. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Cranshire Master Fund described above.

(iii) As of the close of business on October 19, 2015, each of Mr. Asher and Intracoastal may be deemed to beneficially own 1,609,909 shares of Common Stock, which consists of (i) 1,082,871 shares of Common Stock held by Intracoastal and (ii) 527,038 shares of Common Stock issuable upon exercise of the Intracoastal SPA Warrants, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 4.99% of the Common Stock, based on (1) 18,203,689 shares of Common Stock outstanding immediately prior to the execution of the SPA as reported by the Issuer, plus (2) 13,531,994 shares of Common Stock issued at the closing of the transaction contemplated by the SPA, plus (3) 527,038 shares of Common Stock issuable upon conversion of the Intracoastal SPA Warrants. The foregoing excludes (I) 5,722,964 shares of Common Stock in the aggregate issuable upon exercise of the Intracoastal SPA Warrants because each of the Intracoastal SPA Warrants contains a blocker provision under which the holder thereof does not have the right to exercise such Intracoastal SPA Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock, (II) 1,785,715 shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock held by Intracoastal because the Series B Preferred Stock contains a blocker provision under which the holder thereof does not have the right to convert the Series B Preferred Stock to the extent that such conversion would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock, and (III) 491,735 shares of Common Stock in the aggregate issuable upon exercise of the Other Intracoastal Warrants because each of the Other Intracoastal Warrants contain a blocker provision under which the holder thereof does not have the right to exercise such Other Intracoastal Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock. Without the blocker provisions described above, each of Mr. Asher and Intracoastal may be deemed to have beneficial ownership of 9,610,323 shares of Common Stock.

(iv) As of the close of business on October 19, 2015, Mr. Kopin may be deemed to beneficially own 1,609,909 shares of Common Stock, which consists of (i) 1,082,871 shares of Common Stock held by Intracoastal and (ii) 527,038 shares of Common Stock issuable upon exercise of the Intracoastal SPA Warrants, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 4.99% of the Common Stock, based on (1) 18,203,689 shares of Common Stock outstanding immediately prior to the execution of the SPA as reported by the Issuer, plus (2) 13,531,994 shares of Common Stock issued at the closing of the transaction contemplated by the SPA, plus (3) 527,038 shares of Common Stock issuable upon conversion of the Intracoastal SPA Warrants. The foregoing excludes (I) 5,722,964 shares of Common Stock in the aggregate issuable upon exercise of the Intracoastal SPA Warrants because each of the Intracoastal SPA Warrants contains a blocker provision under which the holder thereof does not have the right to exercise such Intracoastal SPA Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock, (II) 1,785,715 shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock held by Intracoastal because the Series B Preferred Stock contains a blocker provision under which the holder thereof does not have the right to convert the Series B Preferred Stock to the extent that such conversion would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock, (III) 491,735 shares of Common Stock in the aggregate issuable upon exercise of the Other Intracoastal Warrants because each of the Other Intracoastal Warrants contain a blocker provision under which the holder thereof does not have the right to exercise such Other Intracoastal Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock, and (IV) 345,329 shares of Common Stock in the aggregate issuable upon exercise of the Cranshire Warrants because each of the Cranshire Warrants contains a blocker provision under which the holder thereof does not have the right to exercise such Cranshire Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock. Without the blocker provisions described above, Mr. Kopin may be deemed to have beneficial ownership of 9,955,652 shares of Common Stock.

(c)

(i) Number of shares as to which each of Mr. Asher and Intracoastal has:

(1) Sole power to vote or to direct the vote: 0 .

(2) Shared power to vote or to direct the vote: 1,609,909 .

(3) Sole power to dispose or to direct the disposition of 0 .

(4) Shared power to dispose or to direct the disposition of 1,609,909 .

(ii) Number of shares as to which Mr. Kopin has:

(1) Sole power to vote or to direct the vote: 0 .

(2) Shared power to vote or to direct the vote: 1,609,909 .

(3) Sole power to dispose or to direct the disposition of 0 .

(4) Shared power to dispose or to direct the disposition of 1,609,909 .

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2015

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: October 19, 2015

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager